

Mail Stop 6010

August 28, 2007

Mr. Mark Roseborough
Chief Executive Officer
EPOD International, Inc.
470 Neave Court
Kelowna, BC V1V 2M2
Canada

      RE: **EPOD International, Inc.**
              Form 8-K dated August 24, 2007
              Filed August 24, 2007
              File No. 0-32327

Dear Roseborough:

        We have reviewed your filing (filings) and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed August 24, 2007

1. Please Amend and provide on the face of the Form 8-K the date of earliest event reported, which appears to be July 12, 2007, the date of resignation.

Item 4.01 Changes in Registrant's Certifying Accountant.

2. Please Amend Item 4(a) of Form 8-K to state whether <u>during the registrant's two most recent fiscal years and any subsequent interim period through the date of resignation</u> there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(iv) and (v) of Regulation S-K.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report

3. We refer to the statement, "The accountants stated that inventory purportedly sold by the Company had not been shipped to the purchasers and, therefore, the Company should not have recognized revenue for those sales during 2006, in accordance with the Company's revenue recognition policy, which is consistent with Staff Accounting Bulletin No. <u>106.</u>" Please confirm to us that you mean Staff Accounting Bulleting No. 104 and correct in your amendment, or otherwise explain.

4. Include a letter from the former accountants addressing the revised disclosures in the amendment.

5. Please tell us and disclose in your amended filing if and when the Company agreed with the independent accountant's assessment that the financial statements for the period ended December 31, 2006 should not be relied upon. If the Company agrees with the accountant's assessment, please revise your Form 8-K to quantify and disclose the impact the overstatement of revenues had on the financial statements. Tell us the reason for the error and in detail, all the steps you have taken (or plan to take) and procedures you have implemented (or plan to implement) to correct each concern.

6. To this regard, tell us and disclose the impact this error has on the financial statements for the quarterly period ending March 31, 2007.

7. Please tell us how and when the Company intends to amend its financial statements in the Form 10-KSB for the period ended December 31, 2006 and if applicable, the financial statements in the Form 10-QSB for the quarterly period ended March 31, 2007.

Form 10-Q for the period ended June 30, 2007

8. Please tell us when the Company will file its Form 10-QSB for the period ended June 30, 2007.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please file your supplemental response and amendment via EDGAR in response to these comments within 5 business days of the date of this letter. Note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

If you have any questions, please call me at 202 551-3618 or Angela J. Crane,

Mark Roseborough
EPOD International, Inc.
August 28, 2007
Page 4

Accounting Branch Chief at 202 551-3554. You may also speak with Martin James,
Senior Assistant Chief Accountant at 202 551-3671.

Sincerely,

Dennis C. Hult
Staff Accountant